U.S. SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                                   FORM 12b-25

NOTIFICATION OF LATE FILING                          SEC File Number:   1-14076

CUSIP Number 016903 10 6

[X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 10-Q and Form 10-QSB [ ]Form N-SAR For Period Ended: December 31, 1996 [X]

     Transition Report  on Form 10-K [ ]
     Transition Report  on Form 20-F [ ]
     Transition Report  on Form 11-K [ ]
     Transition Report  on Form 10-Q [ ]
     Transition Report  on Form  N-SAR
     for the Transition Period Ended:_________________

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     Nothing in this form shall be  construed to imply that the  Commission  has verified any information contained herein.

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     If the  notification  relates  to a portion of the  filing  checked  above, identify the Item(s) to which the notification relates:

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Part  I - Registrant Information

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Full Name of Registrant:  Allegro New Media,  Inc.
Former Name if applicable:
Address of Principal  Executive Office:
          111 North Market Street
          San Jose,  California 95113

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Part II - Rules 12b-25(b) and (c)

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     If the subject  report could not be filed  without  unreasonable  effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. [X]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


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     (c) The accountant's statement or other exhibit required by Rule 12b- 25(c)
has been attached if applicable.

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Part III - Narrative

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     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

See Explaination in Part IV below.

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Part IV - Other Information

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     (1) Name and  telephone  number  of  person  to  contact  in regard to this notification:

          Neil M. Kaufman, Esq.        (516) 873 2000
          Moritt, Hock & Hamroff, LLP

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

     [X] Yes   [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [X] Yes   [  ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company has completed two significant acquisitions during its fiscal year ended December 31, 1996 to which the subject Annual Report on Form 10-KSB relates. Such acquisitions have significantly increased the Company's revenues. In addition, due to certain anticipated accounting charges relating to these acquisitions and otherwise, the Company anticipates a significantly larger net loss than in its fiscal year ended December 31, 1995. In light of these acquisitions, the accounting for the Company's 1996 fiscal year is not yet complete, so no reasonable estimate of the Company's results of operations can be made at this time.

     The consummation of the two acquisitions impact on numerous disclosures to be made in the subject Annual Report on Form 10-KSB, including, but not limited to, Items 2, 7, 9, 10, 11, 12 and 13 thereto. In addition, the acquisition transactions have caused the Company to expend time, effort and expense, with


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respect to the acquisition  transaction and the merging of administrative functions and operations, which would otherwise normally be devoted to the presentation and timely filing of the Form 10-KSB. Accordingly, the Company's inability to file timely relates to all portions of the subject Form 10-KSB.

     Allegro New Media, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 25, 1997                    By:/s/ Mark E. Leininger
                                           Mark E. Leininger
                                           Vice President - Finance, Treasurer,
                                           Chief Operating Officer and
                                           Chief Financial Officer

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                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).